SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			17,840,303		0.1135	0.1135

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	02	44,826	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	17	65,327	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	21	425	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	22	842,377	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	29	52,850	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	30	81,797	0.00000	0.00
			Total Conversion ADRs (Out)		1,087,602		0.00
Shares	Common	Direct with the Company	Exerc Options	03	53,050	0.061064	3,239.45
Shares	Common	Direct with the Company	Exerc Options	10	7,675	1.252840	9,615.55
Shares	Common	Direct with the Company	Exerc Options	15	45,175	9.359600	422,819.93
Shares	Common	Direct with the Company	Deferred Shares	22	2,042,973	4.353310	8,893,695.89
Shares	Common	Direct with the Company	Exerc Options	27	25,385	11.972000	303,909.22
Shares	Common	Direct with the Company	Bonus Shares	30	27,743	17.21	477,457.03
			Total Sell		2,202,001		10,110,737.07

Shares	Common	Direct with the Company	Plan of Shares Acquisition	10	50,556	17.30	874,618.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	15	24,441	17.30	422,829.30
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	88,649	17.79	1,577,065.71
			Total Buy		163,646		2,874,513.81

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			14,714,346		0.0936	0.0936

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	02	44,826	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	17	65,327	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	21	425	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	22	842,377	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	29	52,850	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	30	81,797	0.00000	0.00
			Total Conversion ADRs (In)		1,087,602		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	02	64,874	5.42	351,622.39
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	17	39,898	5.51	219,836.07
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	21	40,025	5.59	223,737.04
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	29	82,235	5.77	474,498.34
			Total Buy		227,032		1,269,693.84

ADR (*)	Common	Direct with the Company	Exerc Options	02	57,375	3.0940	177,518.25
ADR (*)	Common	Direct with the Company	Exerc Options	02	12,425	1.6760	20,824.30
ADR (*)	Common	Direct with the Company	Exerc Options	02	39,900	3.8416	153,279.84
ADR (*)	Common	Direct with the Company	Exerc Options	17	105,225	2.0892	219,836.07
ADR (*)	Common	Direct with the Company	Exerc Options	21	40,450	5.5312	223,737.04
ADR (*)	Common	Direct with the Company	Deferred ADRs	22	842,377	2.3434	1,974,063.66
ADR (*)	Common	Direct with the Company	Exerc Options	29	75,200	2.0892	157,107.84
ADR (*)	Common	Direct with the Company	Exerc Options	29	59,885	5.3000	317,390.50
ADR (*)	Common	Direct with the Company	Bonus ADRs	30	81,797	5.5077	450,515.69
			Total Sell		1,314,634		3,694,273.19

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer